Exhibit 99.9

S Robinson, P.Geo. (BC, ON), BSc

AMC Mining Consultants (Canada) Ltd.

Suite 202, 200 Granville Street

Vancouver, British Columbia

V6C 1S4 Canada

19 August 2024

Toronto Stock Exchange

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorite des marches financiers

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Superintendent of Securities, Prince Edward Island

Dear Sirs/Mesdames

CONSENT of QUALIFIED PERSON

I, Simeon Robinson, consent to the public filing of the technical report titled “NI 43-101 Technical Report Update on the Ying Ag-Pb-Zn Property in Henan Province, People’s Republic of China”, effective date July 16, 2024 (the “Technical Report”) by Silvercorp Metals Inc. (“Silvercorp”).

I also consent to any extracts from or a summary of the Technical Report in the August 19, 2024 news release of Silvercorp (the “News Release”).

I certify that I have read the News Release being filed by Silvercorp and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Yours faithfully

Original signed by

Simeon Robinson, P.Geo. (BC, ON), BSc